CONTINENTAL PRECIOUS MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

October 16, 2002

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the three months ended August 31st, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: J. Allan Ringler

JAR/cd

Encls.

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

CONTINENTAL PRECIOUS MINERALS INC.

Issuer Details

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
CONTINENTAL PRECIOUS MINERALS INC.	August 31, 2002	October 1, 2002

ISSUER ADDRESS
56 TEMPERANCE STREET, 4TH FLOOR

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
EDWARD GODIN	DIRECTOR	(905) 276-1508

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N.A.	N.A.

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"EDWARD GODIN"	"EDWARD GODIN"	October 1, 2002
"PATRICIA SHEAHAN"	"PATRICIA SHEAHAN"	October 1, 2002
"STEWART JACKSON"	"STEWART JACKSON"	October 1, 2002

Continental Precious Minerals Inc.
Consolidated Balance Sheets
(Prepared By Management)

	August 31, 2002 (Unaudited)	May 31, 2002 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 594,113	$ 638,490
Marketable securities	96,592	148,012
Accounts receivable	12,994	12,335
Income taxes recoverable	105,002	105,002
	808,701	903,839
Investments and advances	252,787	249,164
Resource properties	6,821	6,821
	$ 1,068,309	$ 1,159,824
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	$ 27,724	$ 27,232
Shareholders' equity		
Authorized		
Unlimited number of Class A preference shares, issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance		
Unlimited number of Common shares		
Issued (5,796,510 common shares)	4,293,379	4,293,379
Deficit	(3,252,794)	(3,160,787)
	1,040,585	1,132,592
	$ 1,068,309	$ 1,159,824

Responsibility for Financial Statements

The accompanying financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2002 audited financial statements and the August 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Continental Precious Minerals Inc.
Consolidated Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2002	2001
Revenue		
Interest income	$ 1,151	$ 10,536
Expenses		
Write-off of investments	51,420	-
Management salaries and benefits	30,000	30,351
Travel and business development	5,291	-
Office and general	4,534	19,423
Expense allowance	4,500	4,500
Transfer agent fees	1,036	1,184
Share of results of Ekwan Technology Corporation	(3,623)	27,375
Directors' fees	-	9,000
Professional fees	-	2,000
Stock exchange fees	-	2,000
	93,158	95,833
Net loss for the period	(92,007)	(85,297)
Deficit, beginning of period	(3,160,787)	(1,964,419)
Deficit, end of period	$ (3,252,794)	$ (2,049,716)
Basic and fully diluted loss per share (Note 3)	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	5,796,510	5,796,510

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2002	2001
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net loss for the period	$ (92,007)	$ (85,297)
Adjustments to reconcile net loss to net cash provided by operating activities		
Share of results from Ekwan Technology Corporation	(3,623)	27,375
Write-off of investments	51,420	-
Changes in non-cash working capital balances		
Accounts receivable	(657)	(11,063)
Income taxes	-	33,175
Accounts payable	490	(18,352)
	(44,377)	(54,162)
Change in cash and cash equivalents during the period	(44,377)	(54,162)
Cash and cash equivalents, beginning of period	638,490	1,310,555
Cash and cash equivalents, end of period	$ 594,113	$ 1,256,393
Supplementary information		
Income taxes recovered	$ -	$ (33,175)

1. Summary of Significant Accounting Policies

The management of Continental Precious Minerals Inc. (the "Company") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements. These statements should be read in conjunction with the audited financial statements for the year ended May 31, 2002.

The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended August 31, 2002 are not indicative of the results that may be expected for the full year ending May 31, 2003.

These statements follow the same accounting policies and methods as the May 31, 2002 audited consolidated financial statements, except for the following:

Stock Based Compensation

Effective June 1, 2002, the Company adopted the new recommendations of CICA Handbook Section, Stock-based Compensation and Other Stock-based Payments. This Section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after years ended January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted after June 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

2. Stock Option Plan

The following stock options were outstanding as of August 31, 2002:

Number of shares	Expiry Date	Exercise Price $
216,427	September 05, 2002	0.55
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
480,736		

3. Basic and fully diluted loss per share

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options, is anti-dilutive for both periods presented.

4. Income taxes

The Company's provision for income taxes is summarized as follows:

	Three Months Ended August 31, 2002	2001
Net loss for the period	$ (92,007)	$ (85,297)
Expected income taxes recoverable at statutory rates	$ (35,533)	$ (35,927)
Estimated taxable temporary differences valuation allowance	35,533	35,927
Provision for income taxes	$ -	$ -

Estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits form future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2002 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

5. STOCK OPTION COMPENSATION ADJUSTMENT

The Company has not issued any stock options to participants for the three months ended August 31, 2002. As a result, compensation cost and net loss for the three months ended August 31, 2002 would have not have been different had the Company applied the fair value based method of accounting for stock options.

Continental Precious Minerals Inc.
Supplement to these Unaudited Consolidated Financial Statements
(Prepared By Management - Unaudited)
Three Months Ended August 31, 2002

As of September 24, 2002, the following items were outstanding:

i) 5,796,510 common shares

ii) Stock options

Number of shares	Expiry Date	Exercise Price $
216,427	September 05, 2002	0.55
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
480,736		

Continental Precious Minerals Inc.
Form 51-901F, Schedule B: Supplementary Information
August 31, 2002

For the current year-to-date period

1. Analysis of expenses and resource properties

   Expenses

   See the allocation on the Unaudited Consolidated Financial Statements for the period ended August 31, 2002

Resource properties	$
Balance, May 31, 2002 (audited) and August 31, 2002 (unaudited)	6,821

2. Analysis of related party transactions

   None

3. Summary of securities issued and options granted during the period

   (a) Summary of securities issued during the period

   None

   (b) Summary of options granted during the period

   None

4. Summary of securities as at the end of the reporting period

   (a) Description of share capital

   Unlimited number of Class A Preference share
   Unlimited number of Common shares

   (b) Number and recorded value of share capital

   5,796,510 common shares valued at $4,293,379

   (c) Summary of options and warrants at period end

   Options

   See Note 2 in the August 31, 2002 Unaudited Consolidated Financial Statements.

   Warrants

   None

   (d) Number of shares in each class of shares subject to escrow or pooling agreements

   None

5. List of names of the directors and officers

   Edward Godin
   Patricia Sheahan
   Stewart Jackson
   J. Allan Ringler
   George Duguay

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

AUGUST 31, 2002

DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments in mining companies. More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan").

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage.

At this time, Ekwan requires financing to continue operations. If the Company does not contribute any further funds to Ekwan, and no other party invests in Ekwan, the Company may have to write-off its investment in Ekwan due to the lack of financing.

LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the audited May 31, 2002 consolidated financial statements and the August 31, 2002 unaudited quarterly consolidated financial statements.

The Company has no operations and the Company's only source of income in the current year has been interest income in the amount of $1,151 (2001 - $10,536). Quarterly expenses vary from $60,000 to $85,000, excluding write-downs and Ekwan's share of income or loss for the period ended. These quarterly expenses depend on the timing of legal, audit, filing and other administrations costs.

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

AUGUST 31, 2002

LIQUIDITY AND SOLVENCY (Continued)

The Company has no employees except for the president and promoter of the Company.

The Company spent no money on exploration expenditures during the quarter. No major expenditures are expected in the near future.

The Company has no material contracts, no legal proceedings and no identified contingent liabilities.

As of August 31, 2002, the Company had cash and cash equivalents of $594,113.

During the three months ending August 31, 2002, the Company had no financing activity and no shares were issued.

Net loss for the three months ended August 31, 2002 was $92,007. The loss for the same period last year was $85,297. The loss for the three months ended August 31, 2002 can be attributed to the write-down of investments in the amount of $51,420. This write-down is due to the stock market down turn.

Working capital was $780,977 as of August 31, 2002. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted loss per share was $0.02 (2001 - $.01) for the three months ended August 31, 2002.

The Company is able to meet future obligations due to the strong cash position of the Company. As of August 31, 2002, accounts payable of $27,724 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues except for interest income, and is seeking exploration opportunities while focusing on Ekwan.